ITFT, INC.



ANNUAL REPORT

18400 Dembridge Drive
Davidson, NC 28036
704-787-4283
http://itftsolutions.com

THE COMPANY

ITFT, Inc. (the "Company") was formed on June 5, 2013 as a North Carolina corporation. In July 2016, the Company was awarded a patent in the United States and has pending patent applications in certain international jurisdictions, including the EU, India, Brazil, Australia, Japan, and Canada, for the technology behind the Safe Driving System (otherwise referred to as the "SDS"), which is designed to prevent a driver from speeding, driving recklessly, or using a cellphone. The U.S. patent also grants the right for Breathalyzer and camera modules to be added into future feature sets of the technology. The Company has had very limited operations to date. For additional information on the Company, see the section titled "The Company and Its Business."

TABLE OF CONTENTS

This Annual Report on Form C-AR is dated April 24, 2017

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contain forward-looking statements. All statements, other than statements of historical fact included in the Annual Report, may constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Annual Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Annual Report with the understanding that the Company's actual future results, levels of activity, performance and events, and circumstances may be materially different from what the Company expects.

PROJECTIONS OR FORECASTS CONTAINED IN THE ANNUAL REPORT MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

RISK FACTORS

Described below are various risks and uncertainties that may affect the Company's business. If any of the risks described below actually occurs, the Company's business, financial condition or results of operations could be materially and adversely affected.

Expectation of Future Losses; Early Stage Corporation. The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its initial product and achieve significant sales revenues in order to establish its customer base. The Company cannot be certain that its business will be successful or that it will generate significant revenues and become profitable.

No Experience or History of Operations or Earnings. The Company is wholly dependent on its ability to develop, market, and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

Need for Additional Funding. The Company may have substantial future cash requirements but no assured financing source to meet such requirements. To date, the Company has received no revenues from any sales of its products. The Company's continuing development activities will require a commitment of substantial additional funds. The Company's future capital requirements will depend on many factors, including continued progress in development programs, the magnitude of these programs, and the successful completion of technological, manufacturing, and marketing requirements. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate its development programs.

The Company does not know whether additional financing will be available when needed or on terms favorable to it or to its shareholders. The Company may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that the Company raises additional capital by issuing equity securities, its shareholders will experience dilution. If the Company raises funds through debt financings, the Company may become subject to restrictive covenants.

Product Development. To date, the Company has focused on research and development activities and has not completed development of its initial product. The market for products such as those to be offered by the Company is characterized by rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards. The Company's success will depend partially on its ability to introduce the initial and new products and technologies continually and on a timely basis and to continue to improve the performance, features, and reliability of its products in response to both evolving demands of prospective customers and competitive products. If the Company is unable to develop and introduce its initial or subsequent products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results, and financial condition will be materially adversely affected.

There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, or marketing of its initial product or new or enhanced products or that its new products will adequately satisfy the requirements of prospective customers and achieve significant acceptance by those customers. Delays in the introduction of new products may result in customer dissatisfaction and may delay or cause a loss of revenue. In addition, new products introduced by the Company may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence, which could adversely affect the use of the Company's products and subsequently have a material adverse effect on the Company's business, results of operations, or financial condition.

Product Liability Claims and Recalls. The Company faces an inherent risk of exposure to product liability claims if the use of its products results, or is alleged to result, in personal injury and/or property damage. If the Company manufactures a defective product or if component failures result in damages that are not covered by warranty provisions, the Company may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. The Company currently does not maintain product liability insurance coverage. If the Company obtains such coverage in the future, it may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company. Significant product liability claims could have a material adverse effect on the Company's financial condition, results of operations, and cash flow. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with the Company products could have a material adverse effect on the Company's ability to successfully market its products.

The Company is subject to potential recalls of its products from customers to cure manufacturing defects or in the event of a failure to comply with applicable regulatory standards as well as potential recalls of components or parts manufactured by suppliers that it purchase and incorporate into its products. Significant product recalls could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

No Marketing Experience, Sales Force, or Distribution Capabilities. If the Company is unable to recruit key personnel to perform these functions, the Company may not be able to commercialize its products successfully. The Company's ability to produce revenues ultimately depends on its ability to sell its products if and when development is complete. If the Company fails to establish successful marketing and sales capabilities or to enter into successful marketing arrangements with third parties, the Company's ability to generate revenues will suffer.

No Manufacturing Capability. To meet the Company's product cost goals, the Company intends to rely on outsourced manufacturing companies to produce its products. Any problems experienced by such suppliers could negatively affect the Company's operations. However, the Company has not entered into a final agreement for the manufacture of its initial product. Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

Protection of Proprietary Technology. The Company believes that its success will depend upon its ability to protect any proprietary technology that it develops. Other companies may develop similar or superior technologies and systems that may not be covered by the Company's intellectual property rights, may attempt to duplicate the Company's technology, or may design around the Company's technologies. The Company can make no assurances that it would have the financial resources to bring suits against third parties who may infringe on the Company's intellectual property rights.

Lack of Sales and Market Recognition. The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes certain of its technology to be proprietary and believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance. The Company's failure to design, develop, test, market, and introduce new and enhanced products and technologies successfully so as to achieve market acceptance could have a material adverse effect upon the Company's business, operating results, and financial condition.

Competition. Although the Company believes that the product it is developing will possess advantages, considerable competition in the market for the Company's product exists. Many of the Company's potential competitors have substantially greater financial, research and development, marketing, and other resources than the Company. Because of rapid technological changes that may occur in the industry, no assurances can be made that competitors will not develop products with superior technology or products with similar capabilities but at a lower cost to the industry that will render the Company's anticipated technology obsolete or noncompetitive.

Lack of Public Market; Illiquidity. There is no public market for shares of the Company's common stock, and the Company does not expect that such a market will develop in the near future. Securities offered and sold to the Company's shareholders pursuant to Section 4(a)(6) are further subject to certain restrictions on transfer for the one-year period following the sale. See "Restrictions on Transfer." Consequently, such shareholders may be unable to liquidate their investment immediately and should be prepared to hold their shares for at least one year, but potentially indefinitely.

Regulatory Approvals. The Company may be required to obtain permits from governmental authorities for certain operations. The Company cannot provide any assurances that it has been or will be at all times in complete compliance with such laws, regulations, and permits. If the Company violates or fail to comply with these laws, regulations, or permits, it could be fined or otherwise sanctioned by regulators.

Absence of Dividends. The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.

Success is Highly Dependent on the Company's Current Management. The Company's success is highly dependent on Matthew Godley, the Company's founder and Chief Executive Officer ("CEO"). Mr. Godley has been the driving force behind the development of the Safe Driving System. The loss of his services would have a material adverse effect on the Company's business. The Company has not obtained any "key man" insurance for Mr. Godley.

Need to Attract and Retain Key Employees. The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Dependence on Consultants. The Company may become dependent upon consultants for one or more significant services integral to the development and marketing of its products. Should the Company be unable, for economic or other reasons, to continue to obtain timely services from such consultants or to obtain similar services from alternate service providers, such inability could have a material adverse effect on the Company's product development and marketing timetable.

Management Discretion as to Use of Proceeds. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of the Offering. See "Use of Proceeds" for additional information.

Control by Majority Shareholder. The voting stock of the Company is 100% owned by Mr. Godley, its CEO. Therefore, Mr. Godley is now and will in the future be in a position to elect or change the members of the Company's board of directors (the "Board") and to control the Company's business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of the Company's shares. The Company also may be prevented from entering into transactions that could be beneficial to the other shareholders without Mr. Godley's consent. Mr. Godley's interests may differ from the interests of the Company's other shareholders.

The Company has no Independent Directors. The Board currently has only one member, Mr. Godley, who is the Company's controlling shareholder and CEO. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company also does not benefit from the advantages of having an independent director, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, or having extra checks and balances to prevent fraud and produce reliable financial reports.

Insider Transactions. The Company has entered into material transactions with family members of its sole director and majority shareholder. Since inception, the Company has relied heavily on loans and capital contributions from family members of its sole director and majority shareholder. The Company can provide no assurances that the terms of the transaction were as favorable to the Company as those generally available from unaffiliated third parties, nor can the Company provide any assurances that such related parties will continue to provide financing to the Company in the future to fund its operations.

Loss of Investment. Anyone investing in shares of the Company's common stock should be able to withstand the loss of his, her, or its entire investment and should understand that such a possibility exists.

Availability of Information. The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided by the Exchange Act.

THE COMPANY AND ITS BUSINESS

Our Company

The Company was formed on June 5, 2013, as a North Carolina corporation. In July 2016, the Company was awarded a patent in the United States and has pending patent applications in certain international jurisdictions, including the EU, India, Brazil, Australia, Japan, and Canada, for the technology behind the Safe Driving System, which is designed to prevent a driver from speeding, driving recklessly, or using a cellphone. The U.S. patent also grants the right for Breathalyzer and camera modules to be added into future feature sets of the technology. The Company has had very limited operations to date.

Description of the Company's Business

Overview of Safe Driving System

The Safe Driving System is an innovative, patented technology designed to mitigate unsafe driving in three key ways: limit access to distracting mobile applications ("apps"), program and allow remote control of selected vehicle functions, and communicate events and activity to the app user. The SDS technology will allow a user to program whether to notify when a driver is speeding, driving recklessly, and/or using certain apps on their cellphone while driving or, in the case of speeding or using certain apps, to prevent the driver from taking such actions. Additionally, it will also have the capability to locate the vehicle in live-time using GPS and automatically alert an assigned contact in the event of an accident. The Safe Driving System includes both a component that is incorporated into the automobile and an app that the Company intends to offer for mobile phones that will allow the user to access the automobile's system.

The Company also intends to include a panic button that can alert police or emergency personnel and to even begin recording video and audio of an incident to document events. The "emergency button" feature will allows ride-sharing drivers and passengers to increase their level of safety. If the driver feels endangered, they can press the emergency button to automatically notify their ride-sharing headquarters and police that they are in danger at a specific location. Additionally, if a passenger feels in danger and they press the emergency button, the technology is designed to cause the same alert to be sent to the ride-share headquarters and to police and will gradually cause the vehicle to come to a complete stop to allow the passenger to safely exit.

The U.S. patent for the Safe Driving System also includes a Breathalyzer module to help prevent impaired driving and cameras to record when an accident occurs. The proposed Breathalyzer feature will be programmable to prevent a driver from driving his or her vehicle with a blood alcohol concentration that is above the legal limit. The Breathalyzer sensors will be embedded in the steering wheel of the vehicle. If the driver is under the legal drinking age and their blood alcohol concentration is anything above zero, the car will not start. The Company intends to design and develop these features, potentially in second generation models.

The Technology

The SDS is designed to work based on a communications link between a smartphone and a Dongle (POD) that is plugged into the OBDII-CAN of the vehicle. Every vehicle manufactured since 1996 has an OBDII port, which is commonly located beneath the steering wheel of the automobile. This communication link is achieved with a Bluetooth communications connection with the smartphone and Dongle. The connector integrates with the control network in the automobile (the CAN bus operating system) that allows components like electronic fuel injection, automatic transmission, and anti-lock braking systems to communicate with each other.

The app will be designed to allow the user to select the apps and car controls allowed to be available while the user or a family member or employee of the user is behind the wheel. For example, it can be programmed to block distracting mobile apps, limit vehicle speed, and even bring the vehicle to a stop. It will bring the vehicle to a gradual stop with the hazard lights activated. The vehicle will slowly decelerate, which will give the driver an ample amount of time to get onto the shoulder of the road and signal to the rest of the drivers that the vehicle has a problem. In addition, the system can send notifications of unsafe behavior or a collision to the app's user.

Sophisticated firmware algorithms and hardware will interpret data sent from the vehicle such as speed, direction, driving style, location, and heading and, through a closed loop communications connection between the smartphone and its preprogrammed data instructions set by each individual user, the phone then sends these preprogrammed limits back to the vehicle's Engine Control Unit (ECU). For example, if the speed of the vehicle exceeds a predefined speed limit in a given location (based on the speed limit for that location via GPS), then, in response to the vehicle exceeding the smartphone's algorithm, the phone will direct the vehicle's ECU to reduce the vehicle's speed. For reckless driving, the user will be notified via the app without automatic adjustment to the automobile's steering.

SDS Prototype Development

The Company has engaged Voler Systems ("Voler") to develop and design the prototype of the SDS system. Voler is a provider of integrated design, development, and risk assessment of new devices for medical, industrial, and instrumentation applications. Please see "The Team" for additional information on Voler. The Company's contract mechanical engineer, Radius Motorsports Engineering, Inc. ("RME"), will also be heavily involved in the development of the SDS prototype. RME is an engineering based company with over 35 years of product development and consulting in the automotive and motorsports industry who has been working periodically with the Company since 2013. Finally, the Company has engaged V2Solutions to develop the mobile app for the SDS. V2Solutions is a technology firm headquartered in Silicon Valley and founded in 2003 with over 500 employees that provides technology solutions such as product metadata services and real-time responsive web and mobile applications.

The Company has developed the set of features described in "—Overview of Safe Driving System" above and has 10 proof of concept/prototypes to demonstrate its capabilities. The Company's initial product development efforts have been focused on developing these features with one automotive manufacturer and one mobile operating system in order to expedite the process of development. While the protocols for each manufacturer and mobile operating systems are different, the Company believes that it will be able to replicate this feature set for each automotive manufacturer and mobile operating platform.

Pilot Program

Now that the Company has approximately 10 functioning prototypes, it expects to run a pilot program with vehicles and school buses for a period of 30-60 days in order to collect performance data and customer feedback. The pilot program is currently expected to take place in North Carolina with various individual volunteers and schools that have school bus fleets. However, as of the date of this Annual Report, the Company has not secured firm commitments from specific school districts to participate in the pilot program. The Company has engaged the services of The JHS Group, Inc. to provide government consulting and contracting services in connection with the pilot program and the Company's business generally.

The goal of this pilot program is to validate that the SDS features of speed prevention, speed notification, reckless driving notification, cellphone prevention, and GPS location preferences work accurately and consistently with the preferences set by pilot program users. This data will also help calculate operational savings users accumulate by reducing the amount of fuel and liability while driving. The Company will use this data to support the efficiency and effectiveness of the Safe Driving System when being presented to future customers interested in purchasing the technology as well as to prospective investors in future rounds of financing.

Regulation Crowdfunding Offering

On January 3, 2017, the Company launched a crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding (the "Offering"). The Offering was be conducted on the crowdfunding portal accessible at www.startengine.com and each subdomain thereof (the "Site"), which is owned by StartEngine Crowdfunding, Inc. ("StartEngine Crowdfunding") and operated by StartEngine Crowdfunding and its wholly-owned subsidiary, StartEngine Capital, LLC ("StartEngine Capital" and, collectively with StartEngine Crowdfunding, "StartEngine"). As of April 24, 2017, subscriptions of approximately $164,260, excluding fees, have been committed in the Offering, of which approximately $106,764 had been dispersed to the Company in an initial closing of the Offering on April 5, 2017 (after subtraction of applicable fees). The second and final closing of the Offering is scheduled for April 28, 2017.

Employees

The Company has no full-time employees other than its CEO. The Company intends to hire full-time employees as its business develops and grows.

THE TEAM

Directors and Officers

Name	Position
Matthew Godley	CEO and Sole Director
Cindy Godley	Secretary
Walt Maclay	Interim Chief Technology Officer

Biographies of Directors and Officers

Matthew Godley is the founder of the Company and has served as the sole member of the Board and CEO since the Company's inception. Previously, Mr. Godley served as the owner of and driver for Matthew Godley Motorsports from 2005 to 2011. Mr. Godley holds a BA in Economics from Denison University.

Cindy Godley has served as the Secretary since the Company's inception. Ms. Godley has 30 years of experience in dentistry and currently serves as Treatment Coordinator for J.B. Godley, Jr., DDS, PA. Ms. Godley holds a degree in Dental Hygiene Associate in Science from Central Piedmont Community College.

Walt Maclay has served as the interim Chief Technology Officer since 2016 in addition to serving on the Company's Board of Advisors (the "Board of Advisors"). Mr. Maclay is also the founder and President of Voler, a provider of integrated design, development, and risk assessment of new devices for medical, industrial, and instrumentation applications founded in 1979. He is also a senior life member of the Institute of Electrical and Electronic Engineers (IEEE) and a member of the Consultants Network of Silicon Valley. Previously, Mr. Maclay has been an instructor at Foothill College in the Product Realization Certificate Program, teaching successful new product introduction skills. Mr. Maclay is also active in helping technology startup companies, including participating in angel investor groups and advising startup companies. Mr. Maclay holds a BSEE degree in Electrical Engineering from Syracuse University.

Board of Advisors

John Hondros has served as a member of the Board of Advisors since 2016 after serving as an informal advisor since 2014. Mr. Hondros has served as a Senior Vice President, Managing Director of SunTrust Bank since 2004, where he founded the SunTrust Bank Sports & Entertainment Group. Before that time, he held management positions in RBC Centura Bank and BB&T. Mr. Hondros holds a BA in Public Administration from Elon University and is a graduate of the Wake Forest University BB&T Banking School.

Thomas Steding has served as a member of the Board of Advisors since 2016 after serving as an informal advisor since 2014. Mr. Steding has served in executive positions of numerous startup and early-stage companies during the past two decades, including most recently serving as Chief Executive Officer of Zephyr Photonics from 2011 to 2013 and Red Condor, Inc. from 2009 to 2011. Prior to that, Mr. Steding held a number of senior management positions in well-established software companies, including serving as Vice President and General Manager, Communications Infrastructure Division of Novell, Inc. from 1995 until 1996, and Vice President and General Manager, Enterprise Systems Division and Vice President, Marketing, Network Systems Division of 3Com Corporation from 1990 until 1995. Mr. Steding holds a M.S. in Management (Sloan Fellow) from the Stanford University Graduate School of Business, a Ph.D. in Electrical Engineering from the University of California, Berkeley, and a B.S.E. and M.S.E. in Electrical Engineering from the University of Michigan, Ann Arbor.

Walt Maclay has served as a member of the Board of Advisors since 2016 after serving as an informal advisor since 2013. See "—Biographies of Directors and Officers" for Mr. Maclay's biography.

Consultant

On January 31, 2017, the Company entered into a consultant agreement with Ken Mosher, pursuant to which Mr. Mosher agreed to provide the Company technical and logistical assistance and advice in connection with the development of the SDS prototypes. In return, the Company agreed to compensation Mr. Mosher for up to 10 hours per week of work at $175 per hour. Additionally, the Company award Mr. Mosher an option to purchase 8,088 shares of Series B Non-voting Common Stock, no par value per share ("Non-voting Common Stock"), under the Plan (as defined below).

Related Party Transactions

On December 9, 2016, the Company entered into a revolving promissory note with Dr. James B. Godley, Jr. (the "Revolving Promissory Note"). Dr. Godley is the father of the Company's CEO and husband to the Company's Secretary. Under the Revolving Promissory Note, the Company may draw separate loan advances up to an aggregate principal amount of $300,000. As of April 24, 2017, advances of $300,000 had been made to the Company under the Revolving Promissory Note, including amounts that had been advanced under previous loan arrangements that were cancelled upon execution of the Revolving Promissory Note. Interest on the outstanding principal balance of the loans evidenced by the Revolving Promissory Note accrues from the date of the respective advances until such principal amount is paid in full at the rate of 2% per annum, computed on the basis of a 360-day year of twelve 30-day months. As of December 9, 2016, approximately $475 of interest has accrued under the Revolving Promissory Note. See "Financial Statements and Financial Condition—Material Indebtedness—Indebtedness" for additional information.

The Godley family has also made capital contributions to the Company totaling $71,200 for the fiscal years ending December 31, 2016 and 2015.

The Company engaged Voler to design the Safe Driving System prototypes. Walt Maclay, the Company's interim CTO, is President and Founder of Voler. The design proposal entered into with Voler estimated a total cost of $242,000 to be paid to Voler in connection with the design and development of the SDS prototypes.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below sets forth information as of April 24, 2017 for each person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	Class of Securities	Number of Shares	% of Voting Power prior to the Offering
Matthew Godley	Series A Voting Common Stock	863,500	100%

Classes of Securities

Common Stock

Series	No. of Shares Authorized	No. of Shares Outstanding	Voting Rights
Series A Voting Common Stock	17,270,000	863,500	Yes
Series B Non-voting Common Stock	17,270,000	12,259	No

Voting Rights. The holders of shares of the Company's Series A voting common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of the Company's operations and its financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of the its assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require a corporation to repurchase its stock at a price equivalent to its fair market value immediately before such action. Under the North Carolina Business Corporation Act, only shareholders that are entitled to vote on the merger, share exchange, or other corporate action are entitled to demand appraisal rights. Because the holders of Non-voting Common Stock are not entitled to vote (unless otherwise provided under applicable law), investors in the Offering will generally not be entitled to appraisal rights in connection with extraordinary corporate actions that the Board and holders of Voting Common Stock approve.

Other Rights; Absence of Assessments. Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights, except as follows: In the event that the Company closes on a IPO of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement. In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Amended and Restated Articles of Incorporation (the "Articles") and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Non-voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Non-voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Non-voting Common Stock, including changing the number of authorized shares of Non-voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Non-voting Common Stock.

Preferred Stock

The Company's Articles authorize the issuance of 6,908,000 shares of preferred stock of an undesignated class or series, the voting rights, designations, preferences, rights and qualifications, limitations or restrictions of which may be expressly determined by the Board without approval by the Company's shareholders. Such preferred stock is commonly referred to as blank-check preferred stock.

Blank-check preferred stock can be used to raise additional funds or as an anti-takeover defense. In connection with raising additional capital, the Board has the authority to establish a class or series of preferred stock with designations, preferences, rights, and qualifications senior to the Non-voting Common Stock without approval by the Company's shareholders, including the holders of Non-voting Common Stock. The inclusion of a blank-check preferred stock provision can also be used as an anti-takeover defense as the Board can use it to create a new series of preferred stock that may have special voting, conversion, or control rights that could make a takeover more difficult.

2016 Stock Incentive Plan and Outstanding Option Awards

The Company may issue equity awards, including (but not limited to) options, restricted stock, and restricted stock units, to employees, officers, directors, and consultants and advisors under its 2016 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 86,351 shares of Non-voting Common Stock for awards under the Plan.

As of the date of this Annual Report, the Company has issued stock option awards for a total of 34,512 shares of Non-voting Common Stock to members of the Board of Advisors pursuant to separate advisor agreements. These options are exercisable at approximately $0.01 per share. The option awards vest subject to the following schedule: 12.5% of the total number of shares underlying the options vested and became exercisable on the three-month anniversary of the grant date of each award and 1/24th of the total number of shares underlying the options vest each month thereafter.

Other Agreements to Issue Securities

The Company entered into an issuer engagement and posting agreement with StartEngine to host the Offering on the Site, pursuant to which the Company agreed to pay StartEngine a fee of 5% of the proceeds of the Offering in the form of either cash or shares of Non-voting Common Stock (based on the same per share price as applicable to the Offering) at the sole discretion of StartEngine.

The Company also entered into a crowdfunding marketing agreement with Command Partners, LLC ("Command Partners"), which was subsequently amended by a letter agreement between the parties, under which Command Partners agreed to provide marketing and advertising services to the Company. In addition to a monthly cash fee for these services, the Company agreed to issue to an affiliate of Command Partners warrants to purchase shares of Non-voting Common Stock at a price of $10 per share upon the achievement of certain marketing-related milestones set forth in the letter agreement. As of the date hereof, the Company has not issued any warrants to Command Partners and the Board has not determined whether any of the milestones were achieved by the applicable deadline for each such milestone.

What it Means to be a Minority Holder

Minority holders of the Company's Non-voting Common Stock have limited ability, if any, to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an IPO, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

For the one-year period following issuance of shares of the Company's common stock in the Offering, such shares may not be transferred, unless such securities are transferred:

1. to the Company;
2. to an accredited investor;
3. as part of an offering registered with the SEC; or
4. to a member of the family of the original purchaser's family or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our unaudited financial statements for the years ended December 31, 2016 and 2015 can be found starting on page F-1 to this Annual Report.

Financial Condition

Results of Operations for the Years Ended December 31, 2016 and 2015

Revenue. For the years ended December 31, 2016 and 2015, the Company generated no revenue.

Operating Expenses. Operating expenses for the years ended December 31, 2016 and 2015 were $325,637 and $5,864, respectively. The increase was due to incurring a significant amount of expenditures for the development of the Company's intended product, the SDS, during the current year, as compared to the prior year, where the Company was awaiting approval of its patent related to its initial product.

Other Expense. Other expense for the years ended December 31, 2016 and 2015 were $0 and $463, respectively, which consisted primarily of interest expense on a note payable for which was paid off in 2015.

Liquidity and Capital Resources

The Company had net cash of $0 and $0 at December 31, 2016 and 2015, respectively.

During the years ended December 31, 2016 and 2015, the Company used cash flows from operations of $190,792 and $6,327, respectively. The cash used was primarily driven by the Company's net loss which was a result of expenditures in connection with the development of its intended products.

Cash provided by financing activities during the years ended December 31, 2016 and 2015, was $210,126 and $6,327, respectively. Through December 31, 2016, the Company had relied solely upon debt financing provided by a related party of the Company's CEO for working capital and has not yet commenced operations. Throughout 2016 and the first quarter of 2017, the Company funded its operations with funding from additional debt financings from the related party followed by the first closing in its Regulation Crowdfunding equity campaign on April 3, 2017 to fund its operations in 2017.

The Company intends to use net proceeds of the Offering to fund the completion of product development and testing of the Safe Driving System prototype, as well as to complete a comprehensive pilot program before bringing the Safe Driving System to market. Following the Offering and the completion of the pilot program, the Company will seek additional financing to continue to commercialize the Safe Driving System and to grow its business. The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future until sufficient revenues are generated to cover operating costs.

Going Concern and Management's Plans

As discussed above, the Company has relied heavily on related party debt financing for working capital and have incurred operating losses since inception. The above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from the Offering and additional debt and/or equity offerings. If the Company cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the Company's planned development, which could harm its business, financial condition and operating results. The balance sheet does not include any adjustments that may result from these uncertainties.

Tax Election

The Company was previously a corporation taxed as an S-Corporation. The Company revoked this election prior during the first quarter of 2017 for the year ending December 31, 2017.

Indebtedness

On December 9, 2016, the Company entered into the Revolving Promissory Note with Dr. James B. Godley, Jr. Dr. Godley is the father of the Company's CEO and husband to the Company's Secretary. Under the Revolving Promissory Note, the Company is allowed to request separate loan advances up to an aggregate principal amount of $300,000. As of April 24, 2017, advances of $300,000 had been made to the Company under the Revolving Promissory Note, including amounts that had been advanced under previous loan arrangements that were cancelled upon execution of the Revolving Promissory Note. Interest on the outstanding principal balance of the loans evidenced by the Revolving Promissory Note accrues from the date of the respective advances until such principal amount is paid in full at the rate of 2% per annum, computed on the basis of a 360-day year of twelve 30-day months. As of April 24, 2017, approximately $2,354 of interest has accrued under the Revolving Promissory Note.

Date of Advance	Principal of Advance	Interest Rate (per annum)	Approximate Accrued Interest	Maturity Date
October 6, 2016	$12,500	2%	$139	December 8, 2018
October 11, 2016	$130,000	2%	$1,408	December 8, 2018
December 5, 2016	$25,000	2%	$194	December 8, 2018
January 3, 2017	$55,000	2%	$34	December 8, 2018
February 1, 2017	$127,000	2%	$579	December 8, 2018

Exempt Offerings

The Company has conducted the following exempt offerings within the past three years:

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January – February 2016	Rule 701 of the Securities Act	Nonstatutory Options	26,424 shares underlying options	N/A
December 9, 2016	Section 4(a)(2) or Rule 506 of Regulation D thereunder	Revolving Promissory Note	Up to $300,000 in aggregate principal amount	Working Capital
January 2017[1]	Section 4(a)(2) or Rule 506 of Regulation D thereunder	Warrants	Up to 1,750 shares underlying warrants	N/A
January 31, 2017	Rule 701 of the Securities Act	Nonstatutory Options	8,088 shares underlying options	N/A
April 3, 2017 (Initial Closing of the Offering)	Regulation Crowdfunding	Series B Common Stock	12,259 shares	Development and commercialization of the SDS prototypes

(1) Warrants to be issued based on the achievement of certain marketing-related milestones by set deadlines under the Company's marketing agreement with Command Partners. As of April 24, 2017, the Company has not definitively determined that the milestones have been achieved and therefore no warrants have been issued. See "Ownership and Capital Structure; Rights of the Securities—Classes of Securities—Other Agreements to Issue Securities" for additional information.

Valuation Methodology

We have not undertaken any efforts to produce a formal valuation of the Company, nor has it received an independent, third-party valuation of the Company as of the date of this Annual Report. The price of the shares offered and sold in the Offering reflects the opinion of the Company's Chief Executive Officer ("CEO"), with the counsel of members of the Board of Advisors (as defined below), as to what a fair value would be based on global industry valuation reports, peer group product comparisons, and prior arms'-length negotiations with prospective venture capital investors.


PLAN OF OPERATIONS


Following the completion of the Offering, the Company intends to continue to invest in the completion of the design and development of the Safe Driving System prototype, as well as to complete a comprehensive pilot program before bringing the Safe Driving System to market.

REGULATORY INFORMATION

Eligibility to Conduct the Offering

The Company is:

- Organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
- Not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Disqualification

Neither the Company nor any of its officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 each year (or the following business day if April 30 falls on a Saturday, Sunday, or holiday). Once posted, the annual report may be found on the Company's website at http://itftsolutions.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS INDEX

F-1

ITFT, INC.

FINANCIAL STATEMENTS
(unaudited)

December 31, 2016 and 2015

ITFT, Inc.
Index to Financial Statements
(Unaudited)

ITFT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
Assets		
Current assets		
Cash	$ 19,334	$ -
Current assets	19,334	-
Total assets	$ 19,334	$ -
Liabilities and Stockholder's Deficit		
Accounts payable	$ 24,926	$ -
Current liabilities	24,926	-
Note payable to related party (Note 3)	167,500	103,780
Total liabilities	192,426	103,780
Commitments and contingencies (Note 4)	-	-
Stockholder's Deficit		
Preferred stock; no par value; 6,908,000 shares authorized; 0 shares issued and outstanding	-	-
Series A Voting Common stock; no par value; 17,270,000 shares authorized; 863,500 shares issued and outstanding	1,000	1,000
Series B Non-Voting Common stock; no par value; 17,270,000 shares authorized; 0 shares issued and outstanding	-	-
Additional paid-in capital	256,325	-
Accumulated deficit	(430,417)	(104,780)
Total stockholder's deficit	(173,092)	(103,780)
Total liabilities and stockholder's deficit	$ 19,334	$ -

See accompanying notes to the financial statements.

ITFT, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses -		
General and administrative	170,420	5,864
Sales and marketing	57,500	-
Research and development	97,717	-
Total operating expenses	325,637	5,864
Operating loss	(325,637)	(5,864)
Other income (expense) -		
Interest expense	-	(463)
Total other expense	-	(463)
Loss before provision for income taxes	(325,637)	(6,327)
Provision for income taxes	-	-
Net loss	$ (325,637)	$ (6,327)
Beginning - Accumulated deficit	(103,780)	(97,453)
Ending - Accumulated deficit	$ (173,092)	$ (103,780)

See accompanying notes to the financial statements.

ITFT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (325,637)	$ (6,327)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	109,919	-
Changes in operating assets and liabilities		
Accounts payable	24,926	-
Net cash used in operating activities	(190,792)	(6,327)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of note payable	-	(2,386)
Proceeds from note payable to related party	167,500	8,713
Contributed capital	42,626	-
Net cash provided by financing activities	210,126	6,327
Increase in cash and cash equivalents	19,334	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ 19,334	$ -
Supplemental disclosures of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Contribution of related party note payable	$ 103,780	$ -

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ITFT, Inc. (the "Company" or "ITFT") was originally formed as a North Carolina business corporation on May 31, 2013. The Company's headquarters are located in Davidson, North Carolina. The Company is currently developing the Safe Driving System ("SDS"), which allows the user to activate certain safety technology features in a certain vehicle and monitor them from any location. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern
Through December 31, 2016, the Company had relied solely upon debt financing provided by a related party of the Company's Chief Executive Officer ("CEO") for working capital and has not yet commenced operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout 2016 and the first quarter of 2017, the Company funded its operations with funding from additional debt financings from the related party followed by the first closing in its Regulation Crowdfunding equity campaign on April 3, 2017 to fund its operations in 2017. If the Company cannot raise additional short-term capital or if revenues grow more slowly than anticipated, the Company may consume all of the Company's cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm the Company's business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenues from its planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products and services. Developing a marketing and sales force is also time consuming and could delay launch of its future products and services. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. The Company's marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products and services may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance the Company's current products and services on a timely and cost-effective basis. Further, the Company's products and services must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products and services or enhanced versions of existing products and services. Also, the Company may not be able to adapt new or enhanced products and services to emerging industry standards, and the Company's new products and services may not be favorably received. In addition, the Company may not have the capital resources to further the development of existing and/or new ones.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates relate the fair market value of options issued to consultants.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include notes payable to related party. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products/services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development Costs

All research and development costs are charged to expense as incurred. In accordance with this policy, all costs associated with the design, development and testing of the Company's products have been expensed as incurred.

Stock-based Compensation

The Company accounts for its stock-based compensation in accordance with Accounting Standards Codification "ASC" 718, "Compensation - Stock Compensation". The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company follows ASC 505-50, "Equity-Based Payments to Non-Employees", for stock options and warrants issued to consultants and other non-employees. In accordance with ASC 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument is revalued until the measurement date is established which is the date the performance requirements in the award are completed. The fair value of the instruments is recorded as compensation expense in general and administrative expense and additional paid-in capital over the period of performance.

Income Taxes

The Company is a corporation taxed as an S-Corporation. Under these provisions (S Election), the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Corporation continues to pay state income taxes at reduced rates. All of the Company's tax returns to date are subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers" (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15 "Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern"" (Subtopic 205-40), which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU No.

2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17 "Income Taxes: Balance Sheet Classification of Deferred Taxes" (Topic 740), which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU No. 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02 "Leases" (Topic 842), that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU No. 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the FASB Accounting Standards Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Since Inception, the Company's Founder and CEO has funded operations through capital advances received from a related party. These advances bore no interest and were due on demand. During the year ended December 31, 2015, these advances were $8,713 resulting in total advances as of December 31, 2015 of $103,780.

On December 9, 2016, the Company and the related party entered into a $300,000 revolving promissory note for advances commencing on January 1, 2016 forward. The note bears interest at 2% per annum with principal and interest due on December 9, 2018. In connection with this agreement, advances outstanding of $103,780 at December 31, 2015 were forgiven and treated as contributed capital due to the related party nature of the transaction. As of December 31, 2016, the note had a balance due of $167,500.

Subsequent to December 31, 2016, the note holder has advanced an additional $203,700 for which $132,500 was allocated to the note payable and $71,200 to contributed capital.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common and Preferred Stock
As of December 31, 2015, the Company was authorized to issue two classes of common stock; 100,000 shares of Series A voting common stock ("Series A") and 100,000 shares of Series B non-voting common stock ("Series B"). At that time, the sole difference between Series A and Series B are the former has unlimited voting rights and the latter has no voting rights.

On December 9, 2016, the Company amended their articles of incorporation to increase the authorized shares of no par value common stock to 34,540,000 of which 17,270,000 were designated as Series A and 17,270,000 were designated as Series B. The original voting differences remained. In addition, the Series B are mandatorily convertible into public offering stock on a one to one basis upon the successful closing of a public offering. In addition, the Company established authorized the issuance of 6,908,000 shares of preferred stock for which no rights and preferences have been designated.

In connection with the amendment to the articles of incorporation, the Company enacted a 172.7 for 1 forward stock split. All share and per share amounts within these financial statements have been split effected.

Offering
On December 8, 2016, the Company authorized an offering to sell equity of up to $1,000,000 with a minimum funding goal of $50,000 (the "Offering"). The Offering will be conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder. The Offering will be hosted on the crowdfunding platform operated by StartEngine Capital, LLC ("StartEngine") pursuant to an agreement with StartEngine dated October 30, 2016. The agreement will last six months. As of December 31, 2016, no amounts had been received under the Offering. Subsequent to December 31, 2016, subscriptions for 16,986 shares of Series B for approximately $169,860, excluding fees, have been committed, of which approximately $106,764 have been dispersed to the Company in an initial closing of the Offering on April 5, 2017 (after subtraction of applicable fees and certain amounts retained for a period following the closing related to ACH deposits).

NOTE 6 – STOCK OPTIONS

In January 25, 2016, the Company's Board of Directors approved the 2016 Stock Incentive Plan (the "Plan"). Under the terms of the Plan, employees, non-employee members of the Board of Directors and consultants are eligible to receive option grants. The maximum number of options that can be issued under the Plan is 86,350. As of December 31, 2016, there were 26,424 options outstanding under the Plan and 59,926 available options remaining to be issued. Option awards generally vest over a two-year period. The Plan terminates upon the earliest of: (i) the expiration of the ten-year period measured from the date of the Board of Directors' acceptance of the Plan; (ii) the date on which all options available for issuance under the plan have been issued as vested common stock; or (iii) the termination of all outstanding options in connection with a corporate transaction. Upon the exercise of options, the Company will issue new shares of common stock.

In February 2016, the Company issued stock options awards to three individuals in the amount of 8,808 shares of Series B each in connection with service to the Company as advisors pursuant to separate advisor agreements. The shares are exercisable at approximately $0.012 per share with 12.5% of the total number of shares underlying the options vesting and becoming exercisable on the date that is three months from the date of issuance and 1/24th of the total number of shares underlying the options shall vest each month thereafter and expire in ten years.

Option activity for the year ended December 31, 2016 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2015	-	$ -	
Granted	26,424	0.01	
Exercised	-	-	
Canceled/forfeited	-	-	
Outstanding at December 31, 2016	26,424	$ 0.01	9.12
Exercisable at December 31, 2016	10,765	$ 0.01	9.12

The weighted average grant-date fair value of the Company's options during the year ended December 31, 2016 was approximately $9.99 per share.

In October 2016, the Company entered into an agreement with a third party for marketing services. Under the terms of the agreement, the Company is to pay the third party $12,500 per month for a period of six months and provide an additional advertising budget not to exceed $100,000. In December 2016, the agreement was modified to include warrants to purchase 1,750 shares of Series B. The warrants vest upon certain milestones and expire in ten years. The Company is expensing the value of these warrants over the expected period to which they expect the warrants to vest.

The fair value of each option and warrant award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value for the year ended December 31, 2016 were:

Annual dividend yield	-
Expected life (years)	7.5
Risk-free interest rate	1.12%
Expected volatility	97%

Since the Company stock is not publically traded, the Company determined the expected volatility based on price fluctuations of public companies in similar industries. The Company estimated the fair market value of the Series B common stock to be $10.00 based upon the current Offering price.

Compensation expense recorded related to option and warrant grants was $109,919 for the year ended December 31, 2016. The expense is recorded with general and administrative expense on the accompanying statement of operations. As of December 31, 2016, the remaining unrecognized compensation expense related to non-vested options was $156,413, and the weighted average period over which it is expected to be recognized is 1.5 years. As of December 31, 2016, estimated future compensation expense for the following years ending December 31 is: $117,310 for 2017 and $39,103 for 2018. The Company does not expect to recognize any additional compensation expense related to the warrants.

NOTE 7 – SUBSEQUENT EVENTS

See Note 3 and 5 for discussion of subsequent events.

In January 2017, the Company entered into an agreement granting an individual an option for the purchase of 8,088 shares of Series B. The options have an exercise price of $10.00 per share, vest over the period of four months, and expire in ten years.

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 1, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Annual Report Financial Statements Certification

I, Matthew Godley, certify that the financial statements of ITFT, Inc. included in this Form are true and complete in all material respects.



Matthew Godley
Chief Executive Officer